UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SAVVIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

805423100

(CUSIP Number)

ONE EQUITY PARTNERS LLC
320 Park Avenue
18th Floor
New York, NY 10022
Attention:  Erin E. Hill
(212) 277-1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave, NW
Washington, DC 20004

January 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MLT, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

Explanatory Note

This Amendment No. 4 is being filed to report the sale of 7,625,110 shares of the common stock of SAVVIS, Inc. (the “Issuer”).  This transaction is described more fully under Items 5 and 6.

Item 1.	Security and Issuer

This Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on June 14, 2005, relates to the common stock, par value $0.01 per share, of the Issuer.  The Issuer’s principal executive offices are located at 1 SAVVIS Parkway, Town & Country, Missouri  63017.

Item 2.	Identity and Background
(a) — (c), (f) Name, Address, Principal Business, Citizenship
No change.
(d) — (e) Legal Proceedings
No change.

Item 3.	Source and Amount of Funds or Other Consideration
No change.

Item 4.	Purpose of Transaction
No change.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Beneficial ownership
As a result of the transactions reported in this Amendment No. 4, the level of beneficial ownership by the Reporting Persons is zero.
(c) Transactions during the past sixty days

This Amendment No. 4 is being filed to reflect the sale of 7,625,110 shares of the common stock of the Issuer at $39 per share less the underwriting discount under the Underwriting Agreement dated January 17, 2007 described under Item 6.  The closing of the sale occurred on January 23, 2007.

(d) Right to receive dividends or proceeds
Not applicable.
(e) Beneficial ownership of less than five percent
As a result of this sale, the level of beneficial ownership by the Reporting Persons is zero.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 17, 2007, MLT, LLC (the “Reporting Person”), Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. (acting severally on behalf of themselves and the several Underwriters named in Schedule I thereto, collectively, the “Underwriters”), entered into an Underwriting Agreement pursuant to which the Reporting Person agreed to sell an aggregate of 7,625,110 shares of the common stock, par value $0.01 per share, of the Issuer to the Underwriters.  As a result of this sale, the Reporting Person no longer retains any of the rights assigned to it under an Investor Rights Agreement dated as of March 6, 2002 and a Side Letter dated March 16, 2001, including certain registration and preference rights and the right to nominate and elect a certain number of directors under specified circumstances.

Item 7.	Material to Be Filed as Exhibits
1. Underwriting Agreement, dated as of January 17, 2007, incorporated by reference to Exhibit 1.1 of Form 8-K, filed January 19, 2007 by SAAVIS, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  January 24, 2007

MLT, LLC

By:	/s/ Alexander Russo
Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC

By:	/s/ Erin E. Hill
Name:	Erin E. Hill
Title:	Chief Financial Officer and Treasurer

ANNEX I

All executive officers and directors of the Reporting Persons are citizens of the United States.

MLT, LLC

Name	Principal Occupation or Employment
Directors
Alexander Russo	Chief Executive Officer
Daniel J. Selmonosky	Vice President One Equity Partners LLC
David Walsh	Partner One Equity Partners LLC

Executive Officers
Alexander Russo	Chief Executive Officer
Adam Ableman	President, General Counsel, and Secretary

The business address for MLT’s directors and officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

One Equity Partners LLC

Name	Principal Occupation or Employment
Executive Officers
Richard M. Cashin	President
Christian P.R. Ahrens	Managing Director
Charles F. Auster	Managing Director
Gregory A. Belinfanti	Managing Director
Kenneth C. Brown	Managing Director
James B. Cherry	Managing Director
Colin M. Farmer	Managing Director
Lee Gardner	Managing Director
David Han	Managing Director
Thomas J. Kichler	Managing Director
James W. Koven	Managing Director
Jacques Nasser	Managing Director
M. Gregory O’Hara	Managing Director
James S. Rubin	Managing Director
Daniel J. Selmonosky	Managing Director
Tarek N. Shoeb	Managing Director
Richard W. Smith	Managing Director
David A. Walsh	Managing Director
William Wangerin	Managing Director
Erin E. Hill	Chief Financial Officer and Treasurer
Judah A. Shechter	Vice President and Secretary
Theodora Stojka	Vice President
Adam Mukamal	Vice President
Jessica Marion	Managing Director
Colleen Hartung	Managing Director
James C. Berry	Assistant Secretary
Elizabeth De Guzman	Assistant Secretary

The business address for One Equity’s executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.